Exhibit 99.1

Management’s Discussion and Analysis of Financial Results

INTRODUCTION

This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY” or our “partnership”) covers the financial position as of March 31, 2015 and December 31, 2014 and results of operations for the three months ended March 31, 2015 and 2014. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of March 31, 2015, included elsewhere in this report, and our annual report for the year ended December 31, 2014 on Form 20-F.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES

This MD&A, particularly “Part IV – Additional Information - Trend Information”, contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing our business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

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PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION

Our sole material asset is our 37% interest in Brookfield Property L.P. (the “Operating Partnership”). As we have the ability to direct its activities pursuant to our rights as owners of the general partner units, we consolidate the Operating Partnership. Accordingly, our Financial Statements reflect 100% of its assets, liabilities, revenues, expenses and cash flows, including non-controlling interests therein, which capture the ownership interests of other third parties. We also discuss the results of operations on a segment basis, consistent with how we manage our business. Our seven operating segments are organized into the following: i) Office, ii) Retail, iii) Industrial, iv) Multifamily, v) Hotels, vi) Triple Net Lease, which includes Capital Automotive Real Estate Services Inc. (“CARS”), and vii) Corporate. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the Chief Operating Decision Maker. For presentation purposes, certain information for our Industrial, Multifamily, Hotels and Triple Net Lease segments have been combined in this MD&A.

Our partnership’s equity interests include general partnership units (“GP Units”), publicly traded limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”) and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”). Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units will be collectively referred to throughout this MD&A as “Unitholders”. The GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units have the same economic attributes in all respects, except that the Redeemable/Exchangeable Partnership Units provide Brookfield Asset Management Inc. (“Brookfield Asset Management”) the right to request that its units be redeemed for cash consideration starting in April 2015. In the event that Brookfield Asset Management exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the Redeemable/Exchangeable Partnership Units have been issued by a subsidiary of the partnership, we present such units as a component of non-controlling interests. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units and, like the Redeemable/Exchangeable Partnership Units, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As these equity interests have been issued by a subsidiary of the partnership, we present the Exchange LP Units as a component of non-controlling interests.

This MD&A includes financial data for the three months ended March 31, 2015 and includes material information up to May 13, 2015. Financial data has been prepared using accounting policies in accordance with IFRS. Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property, excluding information relating to our interests in China Xintiandi (“CXTD”), as this is accounted for as a financial investment. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (C$), Australian Dollars (A$), British Pounds (£), Euros (€), Brazilian Reais (R$), and Indian Rupees (₨) are identified where applicable.

Additional information is available on our website at www.brookfieldpropertypartners.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF OUR BUSINESS

Our partnership is Brookfield Asset Management’s primary public entity to make investments in the real estate industry. We are a globally-diversified owner and operator of high-quality properties that typically generate stable and sustainable cash flows over the long term. With approximately 14,000 employees involved in our real estate businesses around the globe, we have built operating platforms in the Office, Retail, Industrial, Multifamily, Hotels and Triple Net Lease sectors. We leverage these operating platforms to enhance the cash flow and value of our assets, including through active asset management and by executing development and redevelopment projects.

Our portfolio is comprised of high-quality properties, including interests in:

•	260 office properties totaling over 122 million square feet primarily located in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, Houston, Calgary and Perth;
•	171 regional malls and urban retail properties containing 155 million square feet in the United States and Brazil; our retail properties are primarily held through our 29% interest in General Growth Properties, Inc. (“GGP”) (33% on a fully diluted basis, assuming all outstanding warrants are exercised) and our 34% interest in Rouse Properties, Inc. (“Rouse”);
•	Over 44 million square feet of industrial space across 167 industrial properties, primarily consisting of modern logistics assets in North America and Europe, with an additional 11 million square feet currently under construction;
•	Over 27,700 multifamily units across 89 properties across the United States and Canada;
•	Twelve hotel assets with over 8,850 rooms across North America and Australia; and
•	Over 300 properties that are leased to automotive dealerships across the United States and Canada on a triple net lease basis (CARS).

In addition, we have a 31 million square foot office development pipeline, an over $540 million retail mall redevelopment pipeline (on a proportionate basis) and a land portfolio with the potential to build 47 million square feet of industrial properties.

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Our strategy is to be the leading globally-diversified owner and operator of commercial properties. Due to the cyclical nature of the real estate industry, we believe that a real estate portfolio diversified by property type and geography will perform consistently over time. Furthermore, since property valuations fluctuate considerably based on market sentiment and other factors, we believe that the flexibility to shift capital to sectors and geographies that are out of favor will enable us to earn premium returns on the capital that we invest. As we grow our business, we will seek to acquire high-quality assets on a value basis, utilize our operating platforms to add value through pro-active management and recycle capital for re-investment in new opportunities.

Our diversified portfolio of high-quality assets has a stable cash flow profile with growth potential. As a result of the mark-to-market of rents upon lease expiry, escalation provisions in leases and increases in occupancy, our existing assets should generate strong same-property net operating income (“NOI”) growth without significant capital investment. Furthermore, we expect to earn between 8% and 11% unlevered, pre-tax returns on construction costs for our development and redevelopment projects. With this cash flow profile, our goal is to pay an attractive annual distribution to our Unitholders and to grow our distribution by 5% to 8% per annum.

Overall, we seek to earn leveraged after-tax returns of 12% to 15% on our invested capital. These returns will be comprised of current cash flow that is generated by our assets and capital appreciation. Some of the capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS. The remainder of the capital appreciation will be realized in future periods to the extent we are able to successfully execute development and redevelopment projects as well as other value creation strategies. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

PERFORMANCE MEASURES

We expect to generate returns to Unitholders from a combination of cash flow earned from our operations and capital appreciation. Furthermore, if we are successful in increasing cash flow earned from our operations we will be able to increase distributions to Unitholders to provide them with an attractive current yield on their investment.

To measure our performance against these targets, we focus on NOI, funds from operations (“FFO”), fair value changes, and net income and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•	NOI: revenues from our commercial and hospitality operations of consolidated properties less direct property expenses.
•	FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.
•	Fair value changes: increase or decrease in the value of investment properties that is reflected in the consolidated statements of income.
•	Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.
•	Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

NOI is a key indicator of our ability to increase cash flow from our operations. We seek to grow NOI through pro-active management and leasing of our properties. In evaluating our performance, we also look at a subset of NOI, defined as “same-property NOI,” which excludes NOI that is earned from assets recently acquired, disposed of, developed, or not of a recurring nature, and from opportunistic assets. Same-property NOI allows us to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income rather than cash flow from operating activities as we believe net income is the most comparable measure.

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We do not utilize net income on its own as a key metric in assessing the performance of our business because, in our view, it does not provide a consistent or complete measure of the ongoing performance of the underlying operations. Nevertheless, we recognize that others may wish to utilize net income as a key measure and therefore provide a reconciliation of net income to NOI and FFO on page 7 in this MD&A.

In addition to reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our properties. These value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

We also consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;
•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•	Reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:

•	Debt capital at a cost and on terms conducive to our goals;
•	Equity capital at a reasonable cost;
•	New property acquisitions that fit into our strategic plan; and
•	Investors for dispositions of peak value or non-core assets.
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PART II – FINANCIAL STATEMENTS ANALYSIS

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

In this section, we review our consolidated performance for the three months ended March 31, 2015 and 2014 and our financial position as of March 31, 2015 and December 31, 2014. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 11.

Summary Statement of Operating Results and Key Metrics

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Commercial property revenue	$810	$723
Hospitality revenue	270	275
Investment and other revenue	69	57
Total revenue	1,149	1,055
Direct commercial property expense	327	314
Direct hospitality expense	206	213
Interest expense	374	288
Depreciation and amortization	36	39
Administration and other expense	110	84
Total expenses	1,053	938
Fair value gains, net	828	568
Share of net earnings from equity accounted investments	264	228
Income before income taxes	1,188	913
Income tax expense	179	420
Net income	1,009	493
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	176	121
Net income attributable to Unitholders	$833	$372

NOI	$547	$471
FFO	$176	$164

Our basic and diluted net income attributable to Unitholders per unit and weighted average units outstanding are calculated as follows:

	Three months ended Mar. 31,
(US$ Millions, except per units information)	2015	2014
Net income attributable to Unitholders – basic(1)	$833	$372
Dilutive effect of conversion of capital securities – corporate	9	―
Net income attributable to Unitholders – diluted	842	372

Weighted average units outstanding – basic(1)	782.8	551.7
Conversion of capital securities – corporate	40.1	―
Weighted average units outstanding – diluted	822.9	551.7
Net income attributable to Unitholders per unit – basic(1)	$1.06	$0.67
Net income attributable to Unitholders per unit – diluted	$1.02	$0.67
(1)	Basic net income attributable to Unitholders per unit requires the inclusion of preferred shares that are mandatorily convertible into units without an add back to earnings of the associated carry on the preferred shares of $25 million quarterly (net of tax). Net income attributable to Unitholders per unit with the add back of the associated carry on the preferred shares would be $1.10 per unit.

Consolidated Performance and Analysis

For the three months ended March 31, 2015, we reported net income of $1,009 million, of which $833 million is attributable to Unitholders. This compares to net income of $493 million, of which $372 million is attributable to Unitholders for the same period in the prior year. Net income attributable to Unitholders increased during the three months ended March 31, 2015 due to our increased weighted average ownership of Brookfield Office Properties Inc. (“BPO”) of 100% in the current year from 54% in the prior year, additional acquisition activity including the acquisition of a 50% interest in Canary Wharf Group plc (“Canary Wharf”), and valuation gains primarily in our office and retail segments. In addition, during the three months ended March 31, 2014, we recorded an increase in deferred tax liability as a result of a change in state tax legislation that resulted in an increase in our effective tax rate applicable to future earnings from certain subsidiaries in the impacted jurisdiction.

Commercial property revenue was $810 million for the three months ended March 31, 2015 compared to $723 million during the same period in the prior year. The increase is primarily attributable to revenue from acquisitions in our office and multifamily segments and the acquisition of CARS in our triple net lease segment in the fourth quarter of 2014, which were partially offset by dispositions of mature assets, as well as the negative impact of foreign exchange.

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Hospitality revenue was $270 million for the three months ended March 31, 2015 compared to $275 million during the same period in the prior year. The decrease was related to the disposition of the One&Only Ocean Club in the Bahamas in the second quarter of 2014, which was partially offset by improved operating performance at the Atlantis and Hard Rock Hotel and Casino in Las Vegas.

Direct commercial property expense increased by $13 million for the three months ended March 31, 2015 compared to the same period in the prior year due to acquisition activity in our office and multifamily segments, partially offset by dispositions and the impact of currency movements. Direct hospitality expense decreased by $7 million, primarily as a result of the One&Only Ocean Club disposition.

Investment and other revenue increased by $12 million for the three months ended March 31, 2015 as compared to the same period in the prior year. In the current period, we recorded a $15 million dividend from our investment in Canary Wharf prior to our acquisition thereof and a $4 million promote fee earned in connection with the disposition of an office property in Seattle. This increase was partially offset by a promote fee of $9 million from the disposition of an office property in Houston, in the prior year.

Interest expense increased by $86 million for the three months ended March 31, 2015 as compared to the same period in the prior year. This increase was primarily driven by interest expense on capital securities issued to the Qatar Investment Authority (“QIA”) in December 2014 and interest associated with the acquisition facility used to acquire the remaining outstanding common shares of BPO in the first and second quarters of 2014, as well as additional property-level debt as a result of acquisitions made during 2014.

Administration and other expense increased by $26 million for the three months ended March 31, 2015 compared to the same period in the prior year. The increase was primarily attributable to $40 million of management fees and equity enhancement distributions paid by our partnership in the current period compared to $18 million in the prior year following the increase in the partnership capitalization. In addition, the increase is attributable to increased unit-based compensation expense following the acquisition of BPO and expenses from subsidiaries acquired during the current period.

Fair value gains of $828 million were recognized for the three months ended March 31, 2015 as compared to $568 million in the same period in the prior year as detailed in the table below. Commercial properties and developments increased in value by $646 million primarily related to our U.S. office portfolio due mainly to increased cash flows as a result of new and renewal leases signed during the quarter. Fair value gains on our financial instruments and other were $182 million as compared to $198 million in the prior year and include the appreciation of our investments in GGP warrants. In addition, the results of the current period include a gain of $150 million on our 22% interest in Canary Wharf prior to contributing it to a newly created joint venture formed to acquire all outstanding shares of Songbird Estates plc (“Songbird”) and Canary Wharf (the “Canary Wharf Transaction”).

The table below presents further information of the fair value gains recorded during the three months ended March 31, 2015 and 2014:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Commercial properties	$520	$366
Commercial developments	126	4
Financial instruments and other	182	198
Total fair value gains, net	$828	$568

Our share of net earnings from equity accounted investments was $264 million for the three months ended March 31, 2015, which represents an increase of $36 million compared to the same period in the prior year. Our investments in joint ventures earned $143 million for the three months ended March 31, 2015, which represents an increase of $98 million compared to the same period in the prior year. This increase is primarily attributable to the net earnings from our joint venture interest in Canary Wharf and fair value gains on our equity accounted properties in New York in the current year. We earned $121 million from associates for the three months ended March 31, 2015, a $62 million decrease compared with the prior year primarily due to higher valuation gains on our U.S. retail portfolio in the prior year, partially offset by higher income in the current quarter as a result of a disposition gain on the sale of a facilities management operation in Canada and Australia.

The components of earnings from equity accounted investments for the three months ended March 31, 2015 and 2014 are presented as follows:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Joint ventures	$143	$45
Associates	121	183
Share of net earnings from equity accounted investments	$264	$228

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Income tax expense decreased to $179 million for the three months ended March 31, 2015 compared with $420 million during the same period in the prior year. The decrease is mostly attributable to a change in state tax legislation which was substantively enacted during the first quarter of 2014 and resulted in an increase in our effective tax rate applicable to earnings from certain subsidiaries in the impacted jurisdictions.

Net income attributable to non-controlling interests of others in operating subsidiaries and properties increased by $55 million as a result of higher net income compared to the prior year as discussed above.

NON-IFRS MEASURES

As described in the “Performance Measures” section on page 3, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

Commercial property NOI increased by $74 million to $483 million in the first quarter of 2015 compared with $409 million during the first quarter in the prior year. The increase was primarily driven by investments that were acquired during the year which primarily include CARS in our triple net lease segment, a multifamily portfolio in Manhattan and office parks in India (“Candor Office Parks”), offset by dispositions of non-core assets.

Hospitality NOI increased by $2 million to $64 million in the first quarter of 2015 compared with the first quarter in the prior year due to an increase of NOI at Atlantis and Hard Rock Hotel and Casino, offset by the sale of the One&Only Ocean Club.

The following table reconciles NOI to net income for the three months ended March 31, 2015 and 2014:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Commercial property revenue	$810	$723
Direct commercial property expense	(327)	(314)
Commercial property NOI	483	409
Hospitality revenue	270	275
Direct hospitality expense	(206)	(213)
Hospitality NOI	64	62
Total NOI	547	471
Investment and other revenue	69	57
Share of net earnings from equity accounted investments	264	228
Interest expense	(374)	(288)
Depreciation and amortization	(36)	(39)
Administration and other expenses	(110)	(84)
Fair value gains, net	828	568
Income before income taxes	1,188	913
Income tax expense	(179)	(420)
Net income	1,009	493
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	176	121
Net income attributable to Unitholders	$833	$372

FFO increased to $176 million during the first quarter ended March 31, 2015 compared with $164 million during the same period in the prior year. The increase was driven by the increased ownership of BPO in the second quarter of 2014 as well as acquisition activity, which we noted above. This increase was offset by higher interest expense in the current period as a result of financing arrangements related to the acquisition of BPO and the Canary Wharf Transaction, as well as the negative impact of foreign exchange rates fluctuations on our earnings from operations outside of the U.S.

The following table reconciles net income to FFO for the three months ended March 31, 2015 and 2014:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Net income	$1,009	$493
Add (deduct):
Fair value gains, net	(828)	(568)
Share of equity accounted fair value gains, net	(93)	(86)
Depreciation and amortization of real-estate assets	31	29
Income tax expense	179	420
Non-controlling interests in above items	(122)	(124)
FFO	$176	$164

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Summary Statement of Financial Position and Key Metrics

(US$ Millions, except per unit information)	Mar. 31, 2015	Dec. 31, 2014
Investment properties:
Commercial properties	$37,020	$37,789
Commercial developments	3,547	3,352
Equity accounted investments	13,415	10,356
Hotel operating assets	2,453	2,478
Assets held for sale	2,503	2,241
Cash and cash equivalents	1,007	1,282
Total assets	64,974	65,575
Debt obligations	26,173	27,006
Liabilities associated with assets held for sale	1,239	1,221
Total equity	28,392	28,299
Equity attributable to Unitholders	$20,520	$20,208
Equity attributable to Unitholders per unit	$28.79	$28.35

As of March 31, 2015, we had $64,974 million in total assets, compared with $65,575 million at December 31, 2014. This $601 million decrease is primarily due to the impact of the depreciation of foreign currencies relative to the U.S. dollar and the dispositions of office properties in Seattle and Toronto. This decrease was partially offset by fair value gains recorded during the period.

The following table presents the changes in our commercial properties from December 31, 2014 to March 31, 2015:

(US$ Millions)	Mar. 31, 2015
Commercial properties, beginning of period	$37,789
Additions resulting from:
Acquisitions	93
Capital expenditures	189
Dispositions	(54)
Fair value gains, net	520
Reclassifications to assets held for sale	(587)
Foreign currency translation	(1,015)
Other changes	85
Commercial properties, end of period	$37,020

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $3,547 million at March 31, 2015, an increase of $195 million from the balance at December 31, 2014. The increase is primarily attributable to capital expenditures and the recognition of valuation gains, primarily at our Manhattan West, Brookfield Place Calgary, Bay Adelaide East, London Wall Place and Principal Place, and Brookfield Place Perth Tower 2 developments, offset by the impact of foreign exchange.

During the first quarter of 2015, we reclassified 75 State Street in Boston, an office property, and an industrial development in Europe, to assets held for sale. In addition, the partnership disposed of Metropolitan Park in Seattle and 151 Yonge Street in Toronto, as well as one of the four multifamily assets that had been reclassified to assets held for sale as of December 31, 2014.

Equity accounted investments, which includes our investments in GGP, Rouse and other income producing property, increased by $3,059 million since December 31, 2014 primarily as a result of our investment in a joint venture formed to acquire all outstanding shares of Songbird to which we also contributed our investment in Canary Wharf that was previously recognized as a financial asset.

The following table presents a roll-forward of changes in our equity accounted investments from December 31, 2014 to March 31, 2015:

(US$ Millions)	Mar. 31, 2015
Equity accounted investments, beginning of period	$10,356
Additions, net of disposals	3,014
Share of net income	264
Distributions received	(78)
Foreign exchange	(137)
Other	(4)
Equity accounted investments, end of period	$13,415

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Debt obligations decreased from $27,006 million as at December 31, 2014 to $26,173 million as at March 31, 2015. Contributing to this decrease was the repayment of a subscription facility that was used to fund acquisitions during the fourth quarter of 2014 and the reclassification of 75 State Street to assets held for sale, as well as the impact of foreign exchange. These decreases were offset by new debt relating to the acquisition of an additional 40% of Candor Office Parks and draws on construction facilities in the current period.

The following table presents additional information on our partnership’s outstanding debt obligations:

(US$ Millions)	Mar. 31, 2015	Dec. 31, 2014
Corporate borrowings	$3,922	$3,881
Non-recourse borrowings:
Property-specific borrowings	22,117	22,569
Subsidiary borrowings	134	556
Total debt obligations	26,173	27,006
Current	5,972	3,127
Non-current	20,201	23,879
Total debt obligations	$26,173	$27,006

The following table presents the components used to calculate equity attributable to Unitholders per unit:

(US$ Millions, except unit information)	Mar. 31, 2015	Dec. 31, 2014
Total equity	$28,392	$28,299
Less:
Non-controlling interests	7,872	8,091
Equity attributable to Unitholders	20,520	20,208
Total units outstanding	712,795,634	712,743,649
Equity attributable to Unitholders per unit	$28.79	$28.35

Equity attributable to Unitholders was $20,520 million, or $28.79 per unit, at March 31, 2015, compared to $20,208 million, or $28.35 per unit, at December 31, 2014. The increase was primarily a result of income recorded during the period, offset by the negative impact of foreign exchange.

Non-controlling interests was $7,872 million at March 31, 2015, a decrease of $219 million from the balance of $8,091 million at December 31, 2014. The decrease was primarily a result of the acquisition of additional interests in Candor Office Parks, which was previously recorded as non-controlling interest, in the first quarter of 2015 and the negative impact of foreign exchange.

9

SUMMARY OF QUARTERLY RESULTS

	2015	2014				2013
(US$ Millions, except per unit information)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$1,149	$1,063	$1,040	$1,215	$1,055	$1,021	$1,048	$1,086
Direct operating costs	533	524	505	533	527	525	524	555
Net income	1,009	1,595	1,043	1,289	493	326	383	478
Net income attributable to Unitholders(1)	833	1,492	978	892	372	190	235	153
Net income attributable to Unitholders per unit – basic(2)	$1.06	$2.09	$1.37	$1.31	$0.67	$0.37	$0.50	$0.54
Net income attributable to Unitholders per unit – diluted(2)	$1.02	$1.97	$1.33	$1.30	$0.67	$0.37	$0.50	$0.54
(1)	For Q2 2013, $(97) million of net income attributable to Unitholders is attributable to Brookfield Asset Management for the period prior to the date of the spin-off of our partnership from Brookfield Asset Management on April 15, 2013 (the “Spin-off”).
(2)	Net income attributable to Unitholders per unit has been presented effective for the period from the date of the Spin-off on April 15, 2013, as this is the date of legal entitlement of earnings to the Unitholders. In addition, for Q2 2013, net income attributable to Unitholders per unit is calculated exclusive of $(97) million of net income attributable to Brookfield Asset Management prior to the date of the Spin-off.

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, as well as new leases and renewals at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality, which primarily affects our retail assets and hotel assets. Generally, our retail assets have stronger performance in the winter months and our hotel operations in the winter and spring months. Our net income fluctuates largely due to fair value gains and losses in each given period as well.

The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off are reflected prospectively from the date of the Spin-off on April 15, 2013 and accordingly have not been reflected in the results of operations of our partnership, as such items were in fact not created or modified prior thereto. As a result, results from periods prior the Spin-off are not comparable to results after the Spin-off.

SEGMENT PERFORMANCE

Our operations are organized into seven operating segments, including our corporate activities. For purposes of this MD&A, we have combined certain segment information in the industrial, multifamily, hotels and triple net lease results since a majority of these assets were acquired recently and would not be meaningful on a stand-alone basis.

The following table presents FFO by segment for comparison purposes:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Office	$167	$95
Retail	113	115
Industrial, Multifamily, Hotels and Triple Net Lease	32	16
Corporate	(136)	(62)
FFO	$176	$164

The following table presents equity attributable to Unitholders by segment as of March 31, 2015 and December 31, 2014:

(US$ Millions)	Mar. 31, 2015	Dec. 31, 2014
Office	$18,014	$16,003
Retail	9,238	9,171
Industrial, Multifamily, Hotels and Triple Net Lease	1,699	1,590
Corporate	(8,431)	(6,556)
Equity attributable to Unitholders	$20,520	$20,208

10

Office

Our office segment consists of interests in 260 office properties totaling over 122 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, Houston, Calgary, and Perth, among others.

The following table presents FFO and net income attributable to Unitholders in our office segment for the three months ended March 31, 2015 and 2014:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
FFO	$167	$95
Net income attributable to Unitholders	821	201

FFO from our office segment was $167 million for the three months ended March 31, 2015 as compared to $95 million in the same period in the prior year. The increase was primarily the result of our increased ownership in BPO to 100% in 2015 from 54% in 2014, as well as the FFO contribution from the Canary Wharf Transaction in the first quarter of this year and the acquisition of Candor Office Parks in the fourth quarter of last year. We also recognized a $15 million dividend from our 22% interest in Canary Wharf prior to the Canary Wharf Transaction and a fee in connection with the disposition of an office property in Seattle. These increases were partially offset by the negative impact of foreign exchange and a $9 million fee in connection with the disposition of an office property in Houston in the first quarter of 2014.

Net income attributable to Unitholders increased by $620 million to $821 million during the current quarter as compared to $201 million during the same quarter in 2014. The increase was the result of our increased ownership in BPO and higher fair value gains across our office portfolio, particularly in New York City and Sydney. In addition, we also recorded fair value gains on our investment in Canary Wharf upon contribution of our interest to the joint venture formed in connection with the Canary Wharf Transaction. This increase was partially offset by the disposition of non-core assets since the first quarter of 2014.

The following table presents key operating metrics for our office portfolio as at March 31, 2015 and 2014 and for the three months ended March 31, 2015 and 2014:

As at and for the three months ended Mar. 31,	Consolidated		Unconsolidated
(US$ Millions, except where noted)	2015	2014	2015	2014
Total portfolio:
NOI(1)	$337	$345	$74	$29
Number of properties	207	141	53	28
Leasable square feet (in thousands)	76,795	66,336	24,021	12,821
Occupancy	88.0%	87.2%	86.6%	90.9%
In-place net rents (per square foot)(2)(3)	$27.57	$26.07	$43.79	$36.64
Same property:
NOI(3)	$292	$286	$44	$25
Number of properties	85	85	9	9
Leasable square feet (in thousands)	58,100	58,153	7,519	7,530
Occupancy	91.5%	88.6%	95.4%	95.6%
In-place net rents (per square foot)(2)(3)	$27.46	$26.68	$45.99	$46.80
(1)	NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property.
(2)	Excludes Candor Office Parks.
(3)	Presented using normalized foreign exchange rates, using the March 31, 2015 exchange rate.

Same-property NOI for our consolidated properties for the year ended December 31, 2014 compared with the prior year increased by $6 million to $292 million, on a constant currency basis. This increase was primarily the result of higher NOI at our Los Angeles, Houston and Midtown New York properties as a result of successful leasing and re-leasing activity.

NOI from our consolidated properties decreased to $337 million in 2015 from $345 million in 2014. This decrease was primarily due to the impact of foreign currency translation and the disposition of mature, non-core properties in London, Denver, Houston, Washington, D.C. and New Zealand during the period. This decrease was partially offset by the NOI contribution from acquisitions made during the prior year.

Same-property NOI for our unconsolidated properties, which is presented on a proportionate and constant currency basis, increased by $19 million to $44 million, primarily as a result of the acquisition of additional interests in BPO, as well as higher in-place net rents at our unconsolidated properties in the United States, partially offset by lower occupancy and in-place net rents at our unconsolidated Australian properties.

NOI from our unconsolidated properties, which is presented on a proportionate basis, increased by $45 million to $74 million in the first quarter of 2015, compared to $29 million in the prior year. This increase reflects our additional interests in Canary Wharf in February 2015 and BPO following the acquisition of additional interests in BPO, as well as higher income as a result of higher rental rates at these properties.

11

The following table presents certain key operating metrics related to leasing activity in our office segment:

	Total portfolio quarter-to-date(1)
(US$ millions, except where noted)	Mar. 31, 2015	Mar. 31, 2014
Leasing activity (in thousands of square feet)
New leases	1,469	888
Renewal leases	782	592
Total leasing activity	2,251	1,480
Average term (in years)	8.3	7.3
Year-one leasing net rents (per square foot)(2)	$31.39	$27.19
Average leasing net rents (per square foot)(2)	34.78	29.54
Expiring net rents (per square foot)(2)	22.79	26.91
Estimated market net rents for similar space (per square foot)(2)	38.23	32.91
Tenant improvements and leasing costs (per square foot)	$72.55	$50.90
(1)	Excludes Candor Office Parks.
(2)	Presented using normalized foreign exchange rates, using the March 31, 2015 exchange rate.

For the three months ended March 31, 2015, we leased over 2.2 million square feet at average in-place net rents of $34.78 per square foot. Approximately 65% of our leasing activity represented new leases. Our overall office portfolio’s in-place net rents are currently 17% below market net rents, which gives us confidence that we will be able to increase our NOI in the coming years, as we sign new leases. For the three months ended March 31, 2015, tenant improvements and leasing costs related to leasing activity were $72.55 per square foot, compared to $50.90 per square foot for in the prior year. This increase was due to higher leasing activity and timing of expenditures.

We calculate net rent as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortization of free rent periods. This measure represents the amount of cash, on a per square foot basis, generated from leases in a given period.

The following table presents our fair value gains from consolidated and unconsolidated investments attributable to our office segment:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Fair value gains:
Consolidated investments(1)	$652	$451
Unconsolidated investments(2)	125	3
Total fair value gains	$777	$454
(1)	Includes $150 million of fair value gains on our 22% interest in Canary Wharf prior to contributing it to the joint venture formed in connection with the Canary Wharf Transaction.
(2)	Fair value gains for unconsolidated investments are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

We recorded fair value gains of $777 million for the three months ended March 31, 2015 as compared to $454 million in the same period in the prior year. This increase was primarily due to fair value gains in our U.S. and Australian office portfolios, mainly as a result of cash flow changes, based on leases signed during the quarter and some discount and capitalization rate compression to reflect improvements in the office markets in the impacted regions, respectively. Also contributing to this increase were fair value gains on our investment in Canary Wharf prior to contributing it into the joint venture formed to acquire Songbird.

12

The key valuation metrics for commercial properties in our office segment are as follows:

	Mar. 31, 2015			Dec. 31, 2014
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties:
United States	7.1%	5.8%	10	7.1%	5.9%	10
Canada	6.3%	5.6%	11	6.3%	5.6%	11
Australia	8.1%	6.5%	10	8.3%	6.8%	10
Europe	6.2%	5.1%	10	6.8%	5.1%	10
Brazil	9.0%	7.5%	10	8.5%	7.5%	10
Unconsolidated properties:
United States	6.3%	5.3%	9	6.4%	5.4%	9
Australia	8.1%	6.8%	10	8.3%	7.0%	10
Europe	5.5%	5.2%	10	n/a	n/a	n/a

The following table provides an overview of the financial position of our office segment as at March 31, 2015 and December 31, 2014:

(US$ Millions)	Mar. 31, 2015	Dec. 31, 2014
Investment properties:
Commercial properties	$27,946	$28,531
Commercial developments	2,873	2,640
Equity accounted investments	5,042	2,061
Participating loan interests	589	609
Investment in Canary Wharf	―	1,265
Accounts receivable and other	1,258	1,216
Cash and cash equivalents	501	620
Assets held for sale	1,960	1,676
Total assets	40,169	38,618
Less:
Debt obligations	13,966	14,402
Capital securities – fund subsidiaries	652	643
Accounts payable and other liabilities	3,167	3,040
Liabilities associated with assets held for sale	892	825
Non-controlling interests of others in operating subsidiaries and properties	3,478	3,705
Equity attributable to Unitholders	$18,014	$16,003

Equity attributable to Unitholders increased by $2,011 million to $18,014 million at March 31, 2015 from $16,003 million at December 31, 2014. The increase was primarily the result of an investment in this segment related to the Canary Wharf Transaction which was funded through the issuance of capital securities in December 2014. The remaining increase in equity was a result of valuation gains recorded in the current year, partially offset by the negative impact of foreign exchange.

Commercial properties totaled $27,946 million at March 31, 2015, compared to $28,531 million at December 31, 2014. This decrease reflects the reclassification of 75 State Street in Boston to assets held for sale and the negative impact of foreign exchange. This decrease was partially offset by fair value gains and capital expenditures during the quarter.

Commercial developments increased by $233 million between December 31, 2014 and March 31, 2015 as a result of capital expenditures and the recognition of valuation gains, offset by the negative impact of foreign exchange. The increase is primarily attributable to construction costs associated with our active development sites, including Manhattan West in Midtown New York, Bay Adelaide East in Toronto, Brookfield Place East Tower in Calgary, Brookfield Place Tower 2 in Perth and London Wall Place and Principal Place in London and Giroflex in São Paulo, as well as increased associated borrowing costs.

13

The following table summarizes the scope and progress of active developments in our office segment as of March 31, 2015:

(Millions, except where noted)	Square feet under construction (in 000’s)	Expected date of cash stabilization	Percent pre-leased	Cost				Construction Loan
					Total(1)		To- date		Total		Drawn
Active developments:
Crossrail (Retail), London(2)	98	Q2 2015	85%		£30		£27		£—		£—
Brookfield Place Tower 2, Perth	362	Q1 2016	52%	A$	341	A$	219	A$	240	A$	124
Bay Adelaide East, Toronto	980	Q2 2017	69%	C$	463	C$	373	C$	350	C$	197
Giroflex, São Paulo	681	Q1 2018	—	R$	628	R$	546	R$	292	R$	126
Three Manhattan West, New York	587	Q3 2018	—		$739		$249		$479		$—
Brookfield Place East Tower, Calgary	1,400	Q3 2018	71%	C$	799	C$	238	C$	575	C$	—
1 Bank Street, London(2)	713	Q1 2019	40%		£232		£31		£142		£—
London Wall Place, London(2)	505	Q3 2019	61%		£192		£73		£137		£7
Principal Place (Commercial), London	621	Q4 2019	69%		£371		£103		£—		£—
One Manhattan West, New York(3)	2,117	Q4 2019	25%		$1,901		$268		$—		$—
	8,064

(1)	Net of NOI earned during stabilization.
(2)	Presented on a proportionate basis at our 50% ownership interest in each of these developments, which are accounted under the equity method.
(3)	In April 2015, subsequent to quarter-end, we entered into a $1,250 million construction loan related to the One Manhattan West development.

The following table presents changes in our partnership’s equity accounted investments in the office segment from December 31, 2014 to March 31, 2015:

(US$ Millions)	Mar. 31, 2015
Equity accounted investments, beginning of period	$2,061
Additions, net of disposals	2,947
Share of net income	164
Distributions received	(10)
Foreign exchange	(122)
Other	2
Equity accounted investments, end of period	$5,042

Equity accounted investments increased by $2,981 million since December 31, 2014 to $5,042 million at March 31, 2015. The increase reflects the acquisition of a 50% interest in Canary Wharf through a 50/50 joint venture. Prior to this transaction, our 22% interest in Canary Wharf was recorded as a financial asset in other non-current assets, which was contributed to the joint venture during the first quarter of 2015.

Debt obligations decreased from $14,402 million at December 31, 2014 to $13,966 million at March 31, 2015. This decrease is the result of the reclassification of property-level debt related to 75 State Street to liabilities associated with assets held for sale and the impact of foreign exchange, which was partially offset by drawdowns on construction facilities for our active developments.

We also had $652 million of capital securities – fund subsidiaries outstanding at March 31, 2015 as compared to $643 million at December 31, 2014. Capital securities – fund subsidiaries represent the equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by our co-investors in the fund, which have been classified as a liability, rather than as non-controlling interests, as the holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023 and on every fifth anniversary thereafter.

14

Reconciliation of Non-IFRS Measures – Office

The key components of NOI in our office segment are presented below:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Commercial property revenue	$616	$612
Direct commercial property expense	(279)	(267)
Total NOI	$337	$345

The following table reconciles office NOI to net income for the three months ended March 31, 2015 and 2014:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Same-property NOI	$292	$286
Currency variance	—	15
NOI related to acquisitions and dispositions	21	37
NOI from opportunistic assets	24	7
Total NOI	337	345
Investment and other revenue	52	46
Interest expense	(168)	(172)
Depreciation and amortization on non-real estate assets	(4)	(5)
Administration and other expense	(34)	(33)
Fair value gains, net	652	451
Share of net earnings from equity accounted investments	164	27
Income before income taxes	999	659
Income tax expense	(115)	(329)
Net income	884	330
Net income attributable to non-controlling interests	63	129
Net income attributable to Unitholders	$821	$201

The following table reconciles office net income to FFO for the three months ended March 31, 2015 and 2014:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Net income	$884	$330
Add (deduct):
Fair value gains, net	(652)	(451)
Share of equity accounted fair value gains, net	(125)	(3)
Income tax expense	115	329
Non-controlling interests in above items	(55)	(110)
FFO	$167	$95

Retail

Our retail segment consists of 171 regional malls and urban retail properties containing 155 million square feet in the United States and Brazil; a substantial portion of our retail properties are held through our 29% interest in GGP (33% on a fully-diluted basis, assuming all outstanding warrants are exercised) and our 34% interest in Rouse.

The following table presents FFO and net income attributable to Unitholders in our retail segment for the three months ended March 31, 2015 and 2014:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
FFO	$113	$115
Net income attributable to Unitholders	164	303

FFO earned in our retail platform for the three months ended March 31, 2015 was $113 million compared to $115 million for the same period in the prior year. This decrease is primarily the result of a $19 million net gain from the extinguishment of debt in the prior period, the disposition of our remaining Australian retail asset in the fourth quarter of 2014 and the weakening of the Brazilian Real against the U.S. Dollar from the prior year. This was partially offset by a $14 million net gain from the extinguishment of debt in the current period and income from our investment in CXTD.

Net income attributable to Unitholders decreased by $139 million to $164 million for the three months ended March 31, 2015 as compared to $303 million during the same period in the prior year. This decrease was the result of higher fair value gains on our U.S. retail portfolio in the prior year.

15

The following table presents key operating metrics in our retail portfolio as at March 31, 2015 and 2014 and for the three months ended March 31, 2015 and 2014:

As at and for the three months ended Mar. 31,	Consolidated		Unconsolidated
(US$ Millions, except where noted)	2015	2014	2015	2014
NOI:
Total portfolio(1)	$20	$26	$176	$174
Same property(2)	20	19	172	167
Total portfolio:
Number of malls and urban retail properties	7	9	164	157
Leasable square feet (in thousands)	2,640	3,448	151,893	148,892
Occupancy	94.7%	96.5%	94.5%	94.8%
In-place net rents (per square foot)(2)	$36.27	$29.21	$55.96	$53.88
Tenant sales (per square foot)(2)	$515	$491	$546	$524
(1)	NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the investments.
(2)	Presented using normalized foreign exchange rates, using the March 31, 2015 exchange rate.

NOI on consolidated properties for the three months ended March 31, 2015 compared with the same period of the prior year decreased by $6 million. This decrease was primarily due the disposition of properties in Australia and Brazil in 2014 and foreign exchange losses, which was partially offset by higher income in our Brazilian portfolio as a result of rental step-ups. NOI on unconsolidated properties, which is presented on a proportionate basis, increased to $176 million from $174 million in the prior year. On a same property basis, NOI on unconsolidated properties increased to $172 million from $167 million due to favorable lease spreads in the United States.

The results of our operations are primarily driven by changes in occupancy and in-place rental rates. The following table presents new and renewal leases with commencement dates in 2015 and 2016 compared to expiring leases for the prior tenant in the same suite, for leases where the downtime between new and previous tenant is less than 24 months, among other metrics.

	Total portfolio year-to-date
(US$ Millions, except where noted)	Mar. 31, 2015	Mar. 31,2014
Number of leases	1,079	913
Leasing activity (in thousands of square feet)	3,507	2,704
Average term in years	5.9	6.0
Initial rent (per square foot)(1)	$60.91	$63.52
Expiring rent (per square foot)(2)	54.83	57.31
Initial rent spread	6.08	6.21
% Change	11.1%	10.8%
Tenant allowances and leasing costs	$48	$35
(1)	Represents initial rent over the term consisting of base minimum rent and common area costs.
(2)	Represents expiring rent at end of lease consisting of base minimum rent and common area costs.

For the three months ended March 31, 2015, we leased approximately 3.5 million square feet at initial rents approximately 11.1% higher than expiring net rents on a suite-to-suite basis. Additionally, for the three months ended March 31, 2015 tenant allowances and leasing costs related to leasing activity was $48 million compared to $35 million during the same time period in the prior year.

Our retail portfolio occupancy rate at March 31, 2015 was 94.5%. In our retail segment, we use in-place rents as a measure of leasing performance. In-place rents are calculated on a cash basis and consist of base minimum rent, plus reimbursements of common area costs, and real estate taxes. In-place rents increased to $55.20 at March 31, 2015 from $52.61 at March 31, 2014, primarily as a result of strong leasing activity across our U.S. and Brazilian mall portfolios. At GGP, same-store NOI increased by 3.3% during the three months ended March 31, 2015 compared to same period in the prior year and suite-to-suite lease spreads increased by 8.7% for leases commencing in 2015.

The following table presents our fair value gains (losses) from consolidated and unconsolidated investments in our retail segment:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Fair value gains (losses):
Consolidated investments	$88	$126
Unconsolidated investments(1)	(42)	67
Total fair value gains	$46	$193
(1)	Fair value gains for unconsolidated properties are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

We reported fair value gains of $46 million in our retail segment for the three months ended March 31, 2015, as compared to $193 million during the same time period in the prior year. The prior period included higher fair value gains in our U.S. portfolio.

16

The key valuation metrics of these properties in our retail segment are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Mar. 31, 2015			Dec. 31, 2014
	Discount Rate	Terminal capitalization rate	Investment horizon	Discount Rate	Terminal capitalization rate	Investment horizon
Consolidated properties:
Brazil	9.2%	7.3%	10	9.2%	7.1%	10
Unconsolidated properties:
United States	7.5%	5.8%	10	7.4%	5.8%	10

Equity attributable to Unitholders in the retail segment increased by $67 million at March 31, 2015 from December 31, 2014 due to the net income attributable to Unitholders discussed above, which was partially offset by dividends received from our investments in GGP and Rouse during the period.

The following table presents an overview of the financial position of our retail segment as at March 31, 2015 and December 31, 2014:

(US$ Millions)	Mar. 31, 2015	Dec. 31, 2014
Investment properties	$1,233	$1,496
Equity accounted investments	7,306	7,295
GGP warrants	1,492	1,394
Accounts receivable and other	735	778
Cash and cash equivalents	46	60
Total assets	10,812	11,023
Less:
Debt obligations	424	513
Accounts payable and other liabilities	115	155
Non-controlling interests of others in operating subsidiaries and properties	1,035	1,184
Total equity attributable to Unitholders	$9,238	$9,171

Investment properties totaled $1,233 million at March 31, 2015 as compared to $1,496 million at December 31, 2014. The decrease was a result of the depreciation of the Brazilian Real against the U.S. Dollar.

Equity accounted investments increased by $11 million to $7,306 million at March 31, 2015 as compared to $7,295 million at December 31, 2014 primarily as a result of net income from our U.S. mall portfolio. This increase was partially offset by dividends received from GGP and Rouse during the current period.

The following table presents a roll-forward of our partnership’s equity accounted investments from December 31, 2014 to March 31, 2015:

(US$ Millions)	Mar. 31, 2015
Equity accounted investments, beginning of period	$7,295
Share of net income	68
Distributions received	(47)
Foreign exchange	(6)
Other	(4)
Equity accounted investments, end of period	$7,306

The value of GGP warrants increased during the three months ended March 31, 2015 as a result of the gains in GGP’s stock price during the first quarter of 2015.

Debt obligations decreased by $89 million to $424 million at March 31, 2015 from $513 million at December 31, 2014 as a result of the impact of foreign exchange and repayment of debt in Brazil.

Reconciliation of Non-IFRS Measures – Retail

The key components of NOI in our retail segment are presented below:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Commercial property revenue	$25	$33
Direct commercial property expense	(5)	(7)
Total NOI	$20	$26
17

The following table reconciles retail NOI to net income for the three months ended March 31, 2015 and 2014:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Total NOI	$20	$26
Investment and other revenue	12	2
Interest expense	(15)	(18)
Administration and other expense	(3)	(6)
Fair value gains, net	88	126
Share of net earnings from equity accounted investments	68	179
Income before income taxes	170	309
Income tax expense	(3)	(13)
Net income	167	296
Net income (loss) attributable to non-controlling interests of others in operating subsidiaries and properties	3	(7)
Net income attributable to Unitholders	$164	$303

The following table reconciles retail net income to FFO for the three months ended March 31, 2015 and 2014:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Net income	$167	$296
Add (deduct):
Fair value gains, net	(88)	(126)
Share of equity accounted fair value losses (gains), net	42	(67)
Income tax expense	3	13
Non-controlling interests in above items	(11)	(1)
FFO	$113	$115

Industrial, Multifamily, Hotels and Triple Net Lease

Our industrial, multifamily, hotels and triple net lease segments are comprised of the following:

•	Over 44 million square feet of industrial space across 167 industrial properties, primarily consisting of modern logistics assets in North America and Europe, with an additional 11 million square feet currently under construction;
•	Over 27,700 multifamily units across 89 properties in the United States and Canada;
•	Twelve hotel assets with over 8,850 rooms in North America and Australia; and
•	Over 300 properties that are leased to automotive dealerships across North America on a triple net lease basis.

The following table presents NOI, FFO and net income attributable to Unitholders in our industrial, multifamily, hotels and triple net lease segments for the three months ended March 31, 2015 and 2014:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
NOI	$190	$100
FFO	32	16
Net income attributable to Unitholders	49	8

Since last year, we have made significant investments in industrial, multifamily, hotels and triple net lease properties. These investments are the primary driver of the improvements in NOI, FFO and net income attributable to Unitholders for the periods presented. These investments include the following:

•	Expanded our industrial platform in Europe with the acquisition of portfolios in France, Germany and Hungary,
•	Acquired a 4,000-unit multifamily portfolio in Manhattan on a value-add basis, with plans to renovate the majority of those units and benefit from positive rent spreads on the releasing of renovated units,
•	Acquired interests in six hotel assets, totaling approximately 1,957 rooms across North America; and
•	Established a new platform with the acquisition of CARS, which owns the real estate for more than 300 automotive dealerships across North America and leases it on a triple net basis.

In addition to the contribution from these investments, we also benefited from improved operating results at the Atlantis and the Hard Rock Hotel & Casino which were driven by the impact of revenue management and margin enhancement initiatives.

Contributing to the increase in net income attributable to Unitholders were fair value gains, particularly related to the value-add multifamily portfolio and our industrial assets in the U.S., U.K. and Germany, where we benefited from discount rate and capitalization rate compression as a result of an improved economic environment.

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Offsetting some of these increases were the disposition of the One&Only Ocean Club in the Bahamas in the second quarter of 2014, as well as the disposition of select mature assets within the multifamily and industrial portfolios throughout the period. In addition, during the fourth quarter of 2014, we also disposed of our Mexican industrial portfolio.

The following table presents the contributions to fair value gains (losses) from consolidated and unconsolidated investments in our industrial, multifamily, hotels and triple net lease segments:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Fair value gains (losses):
Consolidated investments	$100	$(9)
Unconsolidated investments(1)	10	16
Total fair value gains	$110	$7
(1)	Fair value gains for unconsolidated investments are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

The key valuation metrics of our industrial, multifamily, hotels and triple net lease properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Mar. 31, 2015			Dec. 31, 2014
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties:
Industrial	7.8%	7.2%	10	7.9%	7.3%	10
Multifamily(1)	5.0%	n/a	n/a	5.4%	n/a	n/a
Triple Net Lease(1)	6.3%	n/a	n/a	6.6%	n/a	n/a
Unconsolidated properties:
Industrial	7.3%	6.6%	10	7.2%	6.6%	10
Multifamily(1)	5.5%	n/a	n/a	5.5%	n/a	n/a
(1)	The valuation method used to value multifamily and triple net lease properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The following table presents equity attributable to Unitholders in our industrial, multifamily, hotels and triple net lease segments:

(US$ Millions)	Mar. 31, 2015	Dec. 31, 2014
Investment properties	$8,515	$8,474
Hotel operating assets	2,453	2,478
Equity accounted investments	998	958
Loans and notes receivable	115	127
Accounts receivable and other	750	768
Cash and cash equivalents	302	442
Assets held for sale	543	565
Total assets	13,676	13,812
Less:
Debt obligations	7,861	8,210
Accounts payable and other liabilities	499	545
Liabilities associated with assets held for sale	347	396
Non-controlling interests of others in operating subsidiaries and properties	3,270	3,071
Equity attributable to Unitholders	$1,699	$1,590

The increase in investment properties is primarily the result of fair value gains in our multifamily, industrial and triple net lease portfolios. The decrease in hotel operating assets was the result of current period depreciation.

Equity accounted investments increased during the three months ended March 31, 2015 compared to December 31, 2014 as a result of the acquisition of a hotel asset and two multifamily properties.

Debt obligations decreased due to the repayment of a subscription facility that was used to fund acquisitions in the fourth quarter of 2014.

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Reconciliation of Non-IFRS Measures - Industrial, Multifamily, Hotels and Triple Net Lease

The following table reconciles industrial, multifamily, hotels and triple net lease NOI to net income for the three months ended March 31, 2015 and 2014:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Commercial property revenue	$169	$78
Hospitality revenue	270	275
Direct commercial property expense	(43)	(40)
Direct hospitality expense	(206)	(213)
Total NOI	$190	$100
Investment and other revenue	5	9
Interest expense	(103)	(51)
Administration and other expense	(24)	(10)
Depreciation and amortization	(32)	(34)
Fair value gains (losses), net	100	(9)
Share of net earnings from equity accounted investments	31	21
Income before income taxes	167	26
Income tax expense	(8)	―
Net income	159	26
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	110	18
Net income attributable to Unitholders	$49	$8

The following table reconciles industrial, multifamily, hotels and triple net lease net income to FFO for the three months ended March 31, 2015 and 2014:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Net income	$159	$26
Add (deduct):
Fair value (gains) losses, net	(100)	9
Share of equity accounted fair value gains, net	(10)	(16)
Depreciation and amortization of real estate assets	31	29
Income tax expense	8	―
Non-controlling interests in above items	(56)	(32)
FFO	$32	$16

Corporate

Certain amounts are allocated to our corporate segment in our management reports as those activities should not be used to evaluate our segments’ operating performance.

FFO in our corporate segment was a loss of $136 million for the three months ended March 31, 2015 compared to a loss of $62 million during the same period in the prior year.

Interest expense for the three months ended March 31, 2015 was $88 million, which is comprised of $57 million of interest expense on capital securities and $31 million of interest expense on our credit facilities, as compared to $47 million for the same period in the prior year. The $41 million increase in interest expense is primarily due to interest expense on capital securities issued in December 2014 and interest associated with the acquisition facility used to acquire the remaining outstanding common shares of BPO in the first and second quarters of 2014.

Administration and other expense for the three months ended March 31, 2015 was $49 million which is comprised of $13 million of asset management fees, $27 million of equity enhancement distributions and $9 million of other corporate costs. The increase of $14 million during the current quarter as compared to $35 million during the same period in the prior year is primarily due to an increase in the equity enhancement distribution.

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The following table presents equity attributable to Unitholders at the corporate level:

(US$ Millions)	Mar. 31, 2015	Dec. 31, 2014
Accounts receivable and other	$159	$162
Restricted cash	—	1,800
Cash and cash equivalents	158	160
Total assets	317	2,122
Debt obligations	3,922	3,881
Capital securities	3,333	3,368
Deferred tax liabilities	1,188	1,131
Accounts payable and other liabilities	216	167
Non-controlling interests	89	131
Equity attributable to Unitholders	$(8,431)	$(6,556)

The corporate balance sheet includes corporate debt and capital securities from our partnership and BPO. The increase in corporate debt obligations is primarily a result of additional debt drawn on revolving credit facilities.

On December 4, 2014, our partnership issued $1,800 million of exchangeable preferred equity securities (“Preferred Equity Units”) to QIA. The Preferred Equity Units are exchangeable at the option of QIA into LP Units at a price of $25.70 per unit and were issued in three tranches of $600 million each, with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. The cash received from the issuance of the Preferred Equity Units was used during the first quarter of 2015 in connection with the Canary Wharf Transaction.

The following table provides additional information on our outstanding capital securities – corporate:

(US$ Millions, except where noted)	Shares Outstanding	Cumulative Dividend Rate	Mar. 31, 2015	Dec. 31, 2014
Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$526	$524
Series 2	24,000,000	6.50%	512	510
Series 3	24,000,000	6.75%	502	501
Junior Preferred Shares:
Class B	30,000,000	5.75%	750	750
Class C	20,000,000	6.75%	500	500
BPO Class AAA Preferred Shares:
Series G(1)	3,350,000	5.25%	84	85
Series H(1)	7,000,000	5.75%	138	150
Series J(1)	7,000,000	5.00%	138	150
Series K(1)	4,980,000	5.20%	98	107
Brookfield Property Split Corp. Senior Preferred Shares:
Series 1	1,000,000	5.25%	25	25
Series 2	1,000,000	5.75%	20	22
Series 3	998,686	5.00%	20	22
Series 4	1,000,000	5.20%	20	22
Total capital securities - corporate			$3,333	$3,368

Current			$445	$476
Non-current			2,888	2,892
Total capital securities - corporate			$3,333	$3,368
(1)	BPY and its subsidiaries own 1,050,000, 1,000,000, 1,000,000 and 1,020,000 shares of Series G, Series H, Series J and Series K capital securities, respectively, which has been reflected as a reduction in outstanding shares of each series.

In addition, as at March 31, 2015, we had $25 million of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of our partnership.

Reconciliation of Non-IFRS Measures – Corporate

The following table reconciles corporate net income (loss) to FFO for the three months ended March 31, 2015 and 2014:

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Net income (loss)	$(201)	$(159)
Add (deduct):
Fair value losses, net	12	―
Income tax expense	53	78
Non-controlling interests in above items	―	19
FFO	$(136)	$(62)

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LIQUIDITY AND CAPITAL RESOURCES

The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. As at March 31, 2015, capital totaled $59 billion, unchanged from December 31, 2014.

We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private capital markets. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.

We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities and divestitures, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows.

Our principal liquidity needs for the current year and for periods beyond include:

•	Recurring expenses;
•	Debt service requirements;
•	Distributions to Unitholders;
•	Capital expenditures deemed mandatory, including tenant improvements;
•	Development costs not covered under construction loans;
•	Investing activities which could include:
o	Discretionary capital expenditures;
o	Property acquisitions;
o	Future developments; and
o	Repurchase of our units.

We plan to meet these liquidity needs by accessing our group-wide liquidity of $5,039 million at March 31, 2015 as highlighted in the table below. In addition, we have the ability to supplement this liquidity through cash generated from operating activities, asset sales, co-investor interests and financing opportunities.

(US$ Millions)	Mar. 31, 2015	Dec. 31, 2014
Corporate cash and cash equivalents	$76	$73
Restricted cash related to issuance of preferred shares	—	1,800
Available committed corporate credit facilities	496	130
Available subordinated credit facilities	262	399
Corporate liquidity	834	2,402
Proportionate cash retained at subsidiaries	923	882
Proportionate availability under construction facilities(1)	2,847	1,614
Proportionate availability under subsidiary credit facilities	435	305
Group-wide liquidity	$5,039	$5,203
(1)	Includes $1,250 million construction facility related to the One Manhattan West development entered into in April 2015.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions, except where noted)	Mar. 31, 2015
Remainder of 2015	$1,215
2016	3,916
2017	4,377
2018	2,406
2019	2,351
Thereafter	5,493
Deferred financing costs	(126)
Secured debt obligations	$19,632
Loan to value (%)	48.4%

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We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2015-2016.

PART III – RISKS AND UNCERTAINTIES

The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (including the availability and costs of mortgage funds), local conditions (including an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Certain properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions would cause downward pressure on our operating margins and asset values as a result of lower demand for space.

Substantially all of our properties are located in North America, Europe and Australia, with a growing presence in Brazil, China and India. A prolonged downturn in the economies of these regions would result in reduced demand for space and the number of prospective tenants and would affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants.

As owners of office, retail, and industrial properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” below for further details.

For a more detailed description of the risk factors facing our business, please refer to the section entitled “Item 3.D. Key Information - Risk Factors” in our December 31, 2014 annual report on Form 20-F.

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CREDIT RISK

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 7.1% of our office segment tenant base and, as at March 31, 2015, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our office portfolio and their respective credit ratings and exposure as at March 31, 2015:

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AA+/AAA	7.1%
Barclays	London	BBB	2.5%
Morgan Stanley	Denver/Downtown, New York/Toronto	A-	2.4%
CIBC World Markets(3)	Calgary/Houston/Midtown New York/Toronto	A+	1.8%
Suncor Energy Inc.	Calgary/Houston	A-	1.7%
Bank of Montreal	Calgary/Toronto	A+	1.4%
Bank of America | Merrill Lynch	Denver/Downtown New York/Los Angeles/Toronto/Washington, D.C.	A-	1.4%
Royal Bank of Canada	Boston/Calgary/Denver/Downtown New York/Los Angeles/ Toronto/ Vancouver/Washington, D.C.	AA-	1.3%
JPMorgan Chase & Co.	Denver/Houston/Los Angeles/Midtown New York	A	1.1%
Commonwealth Bank	Brisbane/Melbourne/Sydney	AA-	0.9%
Total			21.6%
(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.
(2)	Prior to considering the partnership’s interest in partially-owned properties.
(3)	CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the largest tenants in our retail portfolio as at March 31, 2015. The largest ten tenants in our portfolio accounted for approximately 21.5% of minimum rents, tenant recoveries and other.

Tenant	DBA	Exposure (%)(1)
L Brands, Inc.	Victoria's Secret, Bath & Body Works, PINK	3.7%
The Gap, Inc.	Gap, Banana Republic, Old Navy	2.8%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA	2.7%
Forever 21, Inc.	Forever 21	2.2%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister, Gilly Hicks	2.0%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.8%
Express, Inc.	Express, Express Men	1.6%
American Eagle Outfitters, Inc.	American Eagle, Aerie	1.6%
Genesco Inc.	Journeys, Lids, Underground Station, Johnston & Murphy	1.6%
Luxottica Group S.p.A.	LensCrafters, Sunglass Hut, Pearle Vision	1.5%
Total		21.5%
(1)	Exposure is a percentage of minimum rents and tenant recoveries.

LEASE ROLL-OVER RISK

Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 8.7% of our office, retail and industrial leases mature annually up to 2019. Our office, retail and industrial portfolio has a weighted average remaining lease life of approximately 6.6 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our office, retail and industrial portfolios at March 31, 2015, including our unconsolidated investments:

(Sq. ft. in thousand)	Current	Remaining 2015	2016	2017	2018	2019	2020	2021	2022 and Beyond	Total
Office(1)	8,425	3,255	5,039	4,441	5,969	5,976	6,374	4,707	41,872	86,058
Expiring %	9.8%	3.8%	5.9%	5.2%	6.9%	6.9%	7.4%	5.5%	48.6%	100.0%
Retail(2)	3,527	4,180	7,459	7,255	6,629	6,435	4,314	3,867	20,805	64,471
Expiring %	5.5%	6.5%	11.6%	11.3%	10.3%	10.0%	6.7%	6.0%	32.1%	100.0%
Industrial	4,400	3,188	6,515	3,822	6,057	3,996	4,185	4,222	7,868	44,253
Expiring %	10.0%	7.2%	14.7%	8.6%	13.7%	9.0%	9.5%	9.5%	17.8%	100.0%
(1)	Excludes expiry profile of Candor Office Parks.
(2)	Represents regional malls only and excludes traditional anchor and specialty leasing agreements.

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TAX RISK

We are subject to income taxes in various jurisdictions, and our tax liabilities are dependent upon the distribution of income among these different jurisdictions. Our effective income tax rate is influenced by a number of factors, including changes in tax law, tax treaties, interpretation of existing laws, and our ability to sustain our reporting positions on examination. Changes in any of those factors could change our effective tax rate, which could adversely affect our profitability and results of operations.

ENVIRONMENTAL RISKS

As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove such substances or remediate such locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

ECONOMIC RISK

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. We are substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of approximately 6.6 years.

INSURANCE RISK

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe).

INTEREST RATE AND FINANCING RISK

We attempt to stagger the maturities of our mortgage portfolio. We have an on-going need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

Approximately 55% of our outstanding debt obligations at March 31, 2015 are floating rate debt compared to 56% at December 31, 2014. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $144 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in an annual interest expense of approximately $5 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At March 31, 2015, our consolidated debt to capitalization was 45% (December 31, 2014 – 46%). It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

FOREIGN EXCHANGE RISK

As at and for the three months ended March 31, 2015, approximately 29% of our assets and 29% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

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DERIVATIVE FINANCIAL INSTRUMENTS

We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•	Foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, and Euro denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and
•	Interest rate caps to hedge interest rate risk on certain variable rate debt;

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

Interest Rate Hedging

The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of March 31, 2015 and December 31, 2014:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Mar. 31, 2015	Interest rate caps of US$ LIBOR debt	$3,167	2.5% - 5.8%	May 2015 - Oct. 2018	$1
	Interest rate swaps of US$ LIBOR debt	357	0.6% - 2.2%	Dec. 2015 - Nov. 2020	(10)
	Interest rate cap of £ LIBOR debt	204	3.0%	Dec. 2016	―
	Interest rate swaps of £ LIBOR debt	194	1.1%	Sep. 2017	(1)
	Interest rate swaps of A$ BBSW/BBSY debt	510	3.5% - 5.9%	Jan. 2016 - Jul. 2017	(23)
	Interest rate swaps of € EURIBOR debt	150	0.3% - 1.4%	Oct. 2017 - Feb. 2021	(3)
	Forecast fixed rate debt interest rate swaps	1,995	2.3% - 5.1%	May 2025 - Jun. 2029	(323)
Dec. 31, 2014	Interest rate caps of US$ LIBOR debt	$3,174	2.5% - 5.8%	Jan. 2015 - Oct. 2018	$1
	Interest rate swaps of US$ LIBOR debt	483	0.6% - 2.2%	Dec. 2015 - Nov. 2020	(7)
	Interest rate swaps of £ LIBOR debt	204	1.1%	Sep. 2017	(1)
	Interest rate swaps of A$ BBSW/BBSY debt	548	3.5% - 5.9%	Jan. 2016 - Jul. 2017	(26)
	Interest rate swaps of € EURIBOR debt	150	0.3% - 1.4%	Oct. 2017 - Feb. 2021	(3)
	Forecast fixed rate debt interest rate swaps	1,995	2.3% - 5.1%	May 2025 - Jun. 2029	(262)

For the three months ended March 31, 2015 and 2014, the amount of hedge ineffectiveness recorded in interest expense in connection with the partnership’s interest rate hedging activities was not significant.

Foreign Currency Hedging

The partnership has derivatives designated as net investment hedges of its investments in foreign subsidiaries. As of March 31, 2015, the partnership had hedged a notional amount of £1,470 million (December 31, 2014 – £1,170 million) at rates between £0.64/$ and £0.68/$ using foreign currency forward contracts maturing between April 2015 and April 2016. In addition, as of March 31, 2015, the partnership had hedged a notional amount of €353 million (December 31, 2014 – €353 million) at rates between €0.80/$ and €0.95/$ using foreign currency forward contracts maturing between July 2015 and September 2016. The partnership had also hedged, as of March 31, 2015, a notional amount of A$1,001 million (December 31, 2014 – A$1,750 million) at rates between A$1.24/$ and A$1.33/$ maturing between April 2015 and March 2016.

The partnership has designated foreign currency forwards and zero cost collars as net investment hedges. The Australian Dollar hedges mature in December 2015, March 2016 and April 2016 and fix the exchange rate on a notional A$975 million between A$1.22/$ and A$1.47/$. The British Pound hedges mature in January 2016 and April 2016 and fix the exchange rate on a notional £920 million between £0.65/$ and £0.71/$. In connection with these hedges, ($11) million relating to the time value component of their valuation has been recorded in fair value gains, net on the condensed consolidated income statement for the three months ended March 31, 2015 (March 31, 2014 - nil).

The fair value of the partnership’s outstanding foreign currency forwards designated as net investment hedges as of March 31, 2015 is a gain of $61 million (December 31, 2014 – gain of $93 million).

In addition, as of March 31, 2015, the partnership had designated C$750 million (December 31, 2014 – C$900 million) of Canadian Dollar financial liabilities as hedges against the partnership’s net investment in Canadian operations.

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Other Derivatives

The following table presents details of the partnership’s other derivatives that have been entered into to manage financial risks as of March 31, 2015 and December 31, 2014:

(US$ millions)	Derivative type	Notional	Maturity dates	Rates		Fair value (gain)/loss	Classification of gain/loss
Mar. 31, 2015	Interest rate caps	$382	Mar. 2016	3.65%	$	―	General and administrative expense
	Interest rate caps	350	Jul. 2017	3.25%		―	General and administrative expense
	Interest rate caps	51	Sep. 2015	2.81% - 3.01%		―	General and administrative expense
	Interest rate caps	13	Oct. 2015	3.00%		―	General and administrative expense
	Interest rate caps	34	Jan. 2016	3.00%		―	General and administrative expense
	Interest rate caps	75	Feb. 2016	2.94%		―	General and administrative expense
Dec. 31, 2014	Interest rate caps	$382	Mar. 2016	3.65%	$	―	General and administrative expense
	Interest rate caps	350	Jul. 2017	3.25%		―	General and administrative expense
	Interest rate caps	51	Sep. 2015	2.81% - 3.01%		―	General and administrative expense
	Interest rate caps	13	Oct. 2015	3.00%		―	General and administrative expense
	Interest rate caps	34	Jan. 2016	3.00%		―	General and administrative expense
	Interest rate caps	75	Feb. 2016	2.94%		―	General and administrative expense
	Interest rate caps	74	Mar. 2016	2.94%		―	General and administrative expense
	Interest rate caps	68	Jul. 2015	3.00%		―	General and administrative expense

The other derivatives have not been designated as hedges for accounting purposes.

RELATED PARTIES

In the normal course of operations, the partnership enters into transactions with related parties on market terms. These transactions have been measured at exchange value and are recognized in the Financial Statements.

The immediate parent of the partnership is the general partner. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include the partnership’s and Brookfield Asset Management’s subsidiaries and operating entities.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, on a quarterly basis, the partnership pays a base management fee (“base management fee”), to the service providers equal to $12.5 million per quarter ($50 million annually). The base management fee for the three months ended March 31, 2015 and 2014 was $12.5 million.

Additionally, the partnership pays a quarterly equity enhancement distribution to Brookfield Property Special L.P., a wholly-owned subsidiary of Brookfield Asset Management, of 0.3125% of the amount by which the Operating Partnership’s total capitalization value at the end of each quarter exceeds its total capitalization value that immediately followed the Spin-off, subject to certain adjustments. For purposes of calculating the equity enhancement distribution at each quarter-end, the capitalization of the partnership is equal to the volume-weighted average of the closing prices of the partnership’s units on the NYSE (or other exchange or market where the partnership’s units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield Asset Management’s interest in the partnership into LP Units, plus the amount of third-party debt, net of cash, with recourse to the partnership and the Operating Partnership and certain holding entities held directly by the Operating Partnership. The equity enhancement distribution for the three months ended March 31, 2015 and 2014 was $27 million and $6 million, respectively.

In connection with the issuance of Preferred Equity Units to QIA, Brookfield Asset Management has contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from QIA for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

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The following table summarizes transactions with related parties:

(US$ Millions)	Mar. 31, 2015	Dec. 31, 2014
Balances outstanding to (from) related parties:
Participating loan interests	$589	$609
Loans and notes receivable(1)	76	82
Receivables and other assets	144	143
Property-specific debt obligations	(457)	(491)
Corporate debt obligations	(504)	(570)
Other liabilities	(117)	(174)
Capital securities held by Brookfield Asset Management	(1,250)	(1,250)
Preferred shares held by Brookfield Asset Management	(25)	(25)
(1)	Includes a $76 million receivable from Brookfield Asset Management upon the earlier of the partnership's exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

	Three months ended Mar. 31,
(US$ Millions)	2015	2014
Transactions with related parties:
Commercial property revenue(1)	$5	$1
Participating loan notes	30	10
Interest expense	11	4
Interest on capital securities held by Brookfield Asset Management	21	20
Administration and other expense(2)	51	62
(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.
(2)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with our private funds, and administrative services.

On February 18, 2015, Brookfield Global FM Limited Partnership sold its interest in Brookfield Johnson Controls Australia and Brookfield Johnson Controls Canada to a subsidiary of Brookfield Asset Management.

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PART IV – ADDITIONAL INFORMATION

CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS

USE OF ESTIMATES

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2014 consolidated financial statements.

TREND INFORMATION

We will seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. In addition, we believe that most of our markets have favorable outlooks, which we believe also provides an opportunity for strong growth in lease rates. We do, however, still face a meaningful amount of office lease rollover in 2015 and 2016, which may restrain FFO growth from this part of our portfolio in the near future. Our beliefs as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Statement Regarding Forward-looking Statements And Use Of Non-IFRS Measures”.

Transaction activity is picking up across our global real estate markets and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest all of, or a partial interest in, a number of mature assets to capitalize on existing market conditions.

Given the small amount of new office and retail development that occurred over the last decade and the near total development halt during the global financial crisis, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTROLS AND PROCEDURES

INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes made in the partnership’s internal controls over financial reporting that have occurred during the quarter ended March 31, 2015, that have materially affected, or are reasonably likely to materially affect, the partnership’s internal control over financial reporting.

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Corporate Information

Corporate Profile

Brookfield Property Partners is one of the world’s largest commercial real estate companies. Our goal is to be the leading global owner, operator and investor in best-in-class commercial property assets. Our diversified portfolio includes interests in over 100 premier office properties and over 150 best-in-class retail malls around the globe. We also hold interests in multifamily, industrial, hotel and triple net lease assets through Brookfield-managed private funds. For more information, please visit www.brookfieldpropertypartners.com.

Brookfield property partners

73 Front Street, 5th Floor

Hamilton, HM 12

Bermuda

Tel: (441) 294-3309

www.brookfieldpropertypartners.com

Unitholders inquiries

Brookfield Property Partners welcomes inquiries from Unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matt Cherry, Vice President, Investor Relations and Communications at (212) 417-7488 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results can be directed to Bryan Davis, Chief Financial Officer at (212) 417-7166 or via e-mail at bryan.davis@brookfield.com. Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, CST Trust Company, as listed below.

cst trust company

By mail:	P.O. Box 4229
Station A
Toronto, Ontario, M5W 0G1
Tel:	(416) 682-3860; (800) 387-0825
Fax:	(888) 249-6189
E-mail:	inquiries@canstockta.com
Web site:	www.canstockta.com

communications

We strive to keep our Unitholders updated on our progress through a comprehensive annual report, quarterly interim reports and periodic press releases.

Brookfield Property Partners maintains a website, www.brookfieldpropertypartners.com, which provides access to our published reports, press releases, statutory filings, supplementary information and unit and distribution information as well as summary information on the partnership.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and Unitholders to ensure that accurate information is available to investors.

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